UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless 5G XR Series Routers Certified on T-Mobile’s Nationwide 5G Network

Architected for next-generation mission and business-critical applications that require the highest 5G performance and end-to-end security

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 16, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its AirLink® XR Series cellular routers architected for 5G performance, the XR90 and the XR80, are certified to operate on T-Mobile’s 5G network - the largest, fastest and most reliable in the United States.

Sierra Wireless’ XR90 router is purpose-built for mobile mission-critical applications, such as those in public safety and transit including law enforcement, utility, private networking, fire, ambulance/EMS, bus, and rail applications. Along with the XR80, built for fixed and mobile applications in public safety and field service fleets, SCADA and industrial IoT applications, the two routers make up Sierra’s XR Series Solutions. These solutions deliver the full performance of 5G across any network (5G, Wi-Fi 6, Ethernet) enabling customers to leverage the higher data speeds and lower latency of 5G, required for real-time video streaming in mission-critical and high performance business-critical environments.

“The XR Series is our fastest, most intelligent, flexible, and secure router yet,” said Tom Mueller, Vice President of Product Enterprise Networking, Sierra Wireless. “The XR Series routers are purpose-built for advanced, mission and business-critical 5G applications. With a passively cooled industrial design, future-proof flexibility offering single and dual 5G as well as Wi-Fi 6 radio options, always-on connectivity, rapid response, and strong multi-layered end-to-end security, they boast best-in-class reliability. When you combine this performance with T-Mobile’s industry-leading 5G network, it’s easy to see why you should choose Sierra Wireless to enable your next-generation applications.”

Transforming Connectivity with 5G

5G’s higher data speeds, lower latency and higher device capacity is set to transform the market. Recent research by McKinsey states that “this next generation of wireless connectivity supports a 100-fold increase in the number of simultaneous connections while improving speed (100 times faster than LTE/4G), latency, and reliability (an improvement from 20 milliseconds to less than one millisecond with 99.99% reliability). With either high-band or low- to mid-band 5G reaching up to 80 percent of the global population by 2030, enhanced coverage and speed of connections across long and short distances will enable new services, business models, and next-generation customer experiences.”

Architected for 5G Performance, Operational Simplicity, and End-to-End Security

Architected for 5G to deliver the highest performance through a combination of hardware acceleration, data plane architecture, and software, the XR Series routers were designed for operational simplicity, from initial set up and configuration with zero-touch out of the box provisioning, to ongoing management. In addition, security is designed into the routers with device to cloud security including secure boot, cryptographic keys, and support for WPA-3.

Part of the 5G solution portfolio that includes management software and reporting systems, 24x7 support, routers, antennas, and accessories, the XR Series is managed by the AirLink Management System (ALMS), a cloud-based management platform which includes remote device management and mobility-focused reporting through AirLink Premium. Additionally, an embedded LPWA cellular radio, connected through Sierra Wireless Global Connectivity, provides an always-on out-of-band management link to ALMS. This unique capability ensures the ongoing operational success of these 5G deployments.

Enabling Next-Generation Mission and Business-Critical Applications

Purpose built for mission-critical environments and high performance business-critical 5G applications, the XR Series routers improve the performance and reliability of video streaming, video offload, voice communications and other data-intensive and time-sensitive use cases, by ensuring that the router connects to the best-performing network, at the right time. This is achieved through AirLink OS, which features Cognitive Wireless, Sierra Wireless’ patented technology that automatically switches to the best available network in less than a second. In addition, with dual-5G cellular radios and dual independent 4x4 and 4x5 MIMO Wi-Fi 6 antennas, they are the highest performing, most flexible routers in the Sierra portfolio. Both routers can accommodate expansion modules and are purpose-built for rugged environments.

Both the XR90 and the XR80 are available to order from the global network of Sierra Wireless partners.

Resources

  White Paper: 5G Evolution or Revolution
  Infographic: 5G Brings Evolutionary and Disruptive Changes in the IoT
  5G Cellular Router Solution Evaluation Guide

For more information, visit: https://www.sierrawireless.com/products-and-solutions/routers-gateways/xr90/, https://www.sierrawireless.com/products-and-solutions/routers-gateways/xr80/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 16, 2021